 Filed pursuant to Rule 424(b)(3)

File No. 333-264909

Destiny Tech100 Inc.

Maximum Offering of 1,455,276 Shares

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Supplement No. 3 dated March 21, 2024

to the Prospectus dated December 22, 2023

and

Supplement No. 1 dated March 21, 2024 to the

Statement of Additional Information dated December 22, 2023

________________

This supplement modifies, amends and supplements certain information contained in the prospectus (“Prospectus”) and statement of additional information (“SAI”) of Destiny Tech100 Inc. (the “Company”) each dated December 22, 2023, as amended or supplemented. Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus and SAI.

You should carefully consider the "Risk Factors" section beginning on page 16 of the Prospectus.

PROSPECTUS

The sections entitled “Sponsor’s Share Distribution” under “SELLING STOCKHOLDER” and “PLAN OF DISTRIBUTION” are replaced in their entirety with the following:

Sponsor’s Share Distribution

Prior to the listing of our common stock on the NYSE, which we expect to occur within 90-120 days following the effectiveness of this Registration Statement on Form N-2, Destiny XYZ Inc., which is wholly-owned by Mr. Prasad, intends to distribute an aggregate of up to 700,000 of its shares of our common stock registered by this Registration Statement for no consideration to a limited number of individuals. Individual recipients of shares issued by Destiny XYZ will not be pre-selected based on any pre-existing relationship between the investor, Destiny XYZ, the Company or the Adviser. Following effectiveness of the Registration Statement, Destiny XYZ intends to broadly market its intention to issue shares, including through social media channels, website referrals by individuals, and sponsored advertising, to individuals who have a brokerage account and access the Destiny website on a first-come, first-serve basis. Any individuals that access the Destiny website will be required to first download an electronic copy of the Prospectus before being able to register to be eligible to receive shares held by Destiny XYZ. It is anticipated that no individual will be granted more than 100 shares, and most individuals will be granted a nominal number of shares, with most recipients only receiving a single share. During the promotional period from February 19, 2024 through March 17, 2024, individuals that have registered and are eligible to receive shares may refer other individuals to the Destiny website via a unique referral link. For each eligible individual that registers for a Destiny website account pursuant to the unique referral link, the individual who referred them will receive an additional share, up to a maximum of three additional shares. At the end of the promotional period, the top 50 referrers will receive additional shares, at all times subject to the 100 share limit per individual noted above. Destiny XYZ reserves the right to suspend, amend or cancel the referral program at any time. The distribution of such shares by Destiny XYZ Inc. will constitute underwriting activities, and, therefore, Destiny XYZ Inc. and Mr. Prasad will be deemed to be “underwriters” as defined by Section 2(a)(11) of the Securities Act of 1933, as amended. Because Destiny XYZ Inc. and Mr. Prasad will be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. Destiny XYZ may conduct one or more additional share giveaways in the future of its shares that are registered pursuant to the Registration Statement. To the extent that the terms of any such share giveaway differs from the terms of the current giveaway, the Company will disclose such terms in a subsequent prospectus supplement.

Neither Destiny XYZ Inc. nor Mr. Prasad will receive any commissions or other payments or fees in connection with the distribution of our shares.

We have advised Destiny XYZ Inc. and Mr. Prasad that they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes Destiny XYZ Inc. and Mr. Prasad from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Effective March 13, 2024, the Board of Directors (the “Board”) of the Company appointed Lee Daley to serve on the Board, the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. As such the section “MANAGEMENT OF THE COMPANY” in the SAI is revised as follows:

The following sentence is added at the end of the section “Board Composition:”

Lee Daley serves as Class II director (with a term expiring in 2024).

The second paragraph in the section “Independent Directors” is replaced in its entirety with the following:

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and the Company, the Adviser, or of any of their respective affiliates, the Board has determined that Lee Daley, Travis Mason and Lisa Nelson qualify as independent directors. Each director who serves on the Audit Committee is an independent director for purposes of Rule 10A-3 under the Exchange Act.

The following row is added to the Biographical Information table, under the heading “Independent Directors:”

Name and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director During Past 5 Years
Independent Directors
Lee Daley, 61	Director	Director since March 2024; Term expires 2024	Co-Founder, Chairman and Chief Strategist, G3NiU7 Inc (learning technology company) (2018 – Present)	1	None

The following paragraph is added under the section “Independent Directors:”

Lee Daley began his career with 25 years in international advertising. He served as the Global CEO of Red Cell Network for WPP, Executive Chairman of HHCL in London, Group Chairman and CEO of Saatchi & Saatchi UK, and Chief Strategy Officer of McCann World Group in Europe, the Middle East, and Africa and globally. Since 2011, Mr. Daley has worked as an advisor and board director with the founding teams of several successful Silicon Valley startups including Boxed.com, Equidate (now Forge Global), Twin Science, Revolution Solar, and Ronoc Asia, as well as mature tech businesses such as GlobalLogic and McLaren Applied and Advanced Technologies. With over 30 years of board experience, Mr. Daley continues to advise founders, boards, and clients around the world on business, marketing, and strategy issues. In 2018, Mr. Daley co-founded Hello Genius with former Microsoft, MIT, and McKinsey alumni and with the guidance of the late Sir Ken Robinson. Under Mr. Daley’s strategic leadership and chairmanship, Hello Genius has invested $5M in building a platform technology that harnesses AI and advanced machine learning algorithms to personalize users’ content experiences and develop sophisticated data and analytics. Mr. Daley studied Politics and Philosophy, graduating from the Victoria University of Manchester, before his postgraduate studies in Marketing at Kingston Business School in the UK. He has also undertaken executive studies at Harvard, Kellogg, MIT Sloan, Columbia, and the Yale School of Management. Mr. Daley is a fellow of the Royal Society of Arts, an active member of GBx (the society of Brits in Silicon Valley), a longstanding TED alumnus, and a strategic advisor to XPRIZE. Mr. Daley’s technology industry knowledge and broad experience serving on boards and as a strategic advisor qualifies him to serve on our Board and his independence from the Company, the Adviser and the Sponsor enhances his service as a member of our Audit, Compensation and Nominating and Corporate Governance Committees.

The second to last paragraph under the section “Audit Committee Governance, Responsibilities and Meetings” is replaced in its entirety with the following:

Ms. Nelson, Mr. Daley and Mr. Mason are members of the Audit Committee and Ms. Nelson serves as Chair.

The second to last sentence under the section “Nominating and Corporate Governance Committee Governance Responsibilities and Meetings” is replaced in its entirety with the following:

Ms. Nelson, Mr. Daley and Mr. Mason are members of the Nominating and Corporate Governance Committee and Mr. Mason serves as Chair.

The second to last sentence under the section “Compensation Committee” is replaced in its entirety with the following:

Ms. Nelson, Mr. Daley and Mr. Mason are members of the Compensation Committee and Mr. Daley serves as Chair.

Mr. Daley is added to the list of Independent Directors receiving compensation under the section “Director Compensation.” Mr. Daley does not own any shares of the Company as of the date of this supplement.